Exhibit D-3

STATE  OF  MAINE                                             DOCKET  NO.  99-411
PUBLIC  UTILITIES  COMMISSION
                                                                    July 1, 1999

CMP  GROUP,  INC.,  CENTRAL MAINE POWER   )
COMPANY,  MAINECOM  SERVICES,  MAINE      )
ELECTRIC POWER COMPANY, INC., NORVARCO,   )
CHESTER  SVC PARTNERSHIP, MAINE YANKEE    )
ATOMIC  POWER  COMPANY,  AND              )
CMP  NATURAL  GAS,  L.L.C.,               )
                                          )
PETITION FOR APPROVAL OF REORGANIZATIONS  )
AND AFFILIATED INTEREST TRANSACTIONS

                                  INTRODUCTION
                                  ------------

     Petitioners CMP Group, Inc., Central Maine Power Company ("CMP"), MaineCom Services ("MaineCom"), Maine Electric Power Company, Inc. ("MEPCO"), NORVARCO, Chester SVC Partnership, Maine Yankee Atomic Power Company ("Maine Yankee") and CMP Natural Gas, L.L.C. ("CMP Natural Gas") request regulatory approval under Title 35-A of the Maine Revised Statutes Annotated, including Sections 707 and 708, of the merger of EE Merger Corp., a wholly-owned subsidiary of Energy East Corporation ("Energy East"), a utility holding company headquartered in Albany, New York, with and into CMP Group. Under the terms and conditions of a merger Agreement(1) executed June 14, 1999, CMP Group will become a wholly-owned subsidiary of Energy East. Petitioners also seek (i) approval of the reorganization of CMP Natural Gas by which it will become a wholly-owned subsidiary of an existing Energy East natural gas subsidiary and of the assignment to the reorganized CMP Natural Gas of services agreements(2) with various affiliates and (ii) modification of certain conditions associated with the formation of CMP Group.

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1.  Agreement  and  Plan  of  Merger  by  and among CMP Group, Inc., Energy East
Corporation  and  EE  Merger  Corp.  (hereinafter  referred  to  as  the "Merger
Agreement").   A  complete copy of the Merger Agreement, including schedules and attachments,  is  attached  hereto  as  Appendix  1.

2. These services agreements have been filed with the Commission in Docket No. 99-397. Services agreements between CMP and various affiliates that have previously been approved by the Commission will remain in place after the merger until such time as new services agreements may be approved under Section 707 of Title 35-A M.R.S.A.

                                   THE PARTIES
                                   -----------

1. Petitioner CMP Group is the holding company whose formation the Commission approved on May 1, 1998 in Docket No. 97-930. Its holdings include 100 percent of the common stock of CMP, MaineCom and New England Gas Development Corporation ("New England Gas"), and other interests, all as shown in Appendix 2.

2. Petitioner CMP is Maine's largest electric utility, serving approximately 530,000 customers. In accordance with 35-A M.R.S.A. S3204 and the Commission's December 24, 1997 and January 14, 1998 Orders in Docket No. 97-523, CMP has divested substantially all of its generating assets and is predominantly an electric transmission and distribution utility.

3. Petitioner MaineCom is a telephone utility under the terms of the Commission's February 19, 1997 Order in Docket No. 96-421. It provides telecommunications services, including point-to-point connections, private networking, consulting, private voice and data transport, carrier services and long-haul transport.

4. Petitioner MEPCO, in which CMP holds a 78.3 percent voting interest (with the remaining interests held by Bangor Hydro-Electric Company and Maine Public Service Company), owns and operates a 345 kV interconnection between New Brunswick, Canada and Wiscasset, Maine, and also owns and operates related facilities. MEPCO transmits power under its Open Access Transmission Tariff approved by the Federal Energy Regulatory Commission ("FERC").

5. Petitioner NORVARCO is a wholly-owned subsidiary of CMP. NORVARCO is a general partner with a 50 percent interest in Chester SVC Partnership, which owns a static var compensator ("SVC") facility in Chester, Maine. The SVC facility provides transmission system reinforcement that allows the Hydro-Quebec Phase II transmission line in New Hampshire and the MEPCO line to operate at full capability simultaneously.

6. Petitioner Maine Yankee, in which CMP has a 38 percent voting interest, owns a nuclear electric generating facility in Wiscasset, Maine, that has been permanently shut down since August 6, 1997 and that is currently being decommissioned.

7. Petitioner CMP Natural Gas is engaged in the business of the sale and local distribution of natural gas in Windham, Maine, and has authority to sell and distribute gas in 34 other Maine cities and towns.

                                ACQUIRING ENTITY
                                ----------------

8. Like CMP Group, Energy East is an exempt holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). It was formed on May 1, 1998, through the exchange of all of the issued and outstanding common stock of New York State Electric & Gas Corporation ("NYSEG"), now its principal subsidiary, in connection with the restructuring of the electric utility industry in the State of New York. NYSEG is a combination electric and gas utility serving approximately 817,000 electric and 243,000 gas customers in upstate New York. All of NYSEG's common stock is owned by Energy East. Like CMP, NYSEG has divested substantially all of its generating assets. NYSEG is now predominantly engaged in the transmission and distribution of electricity and the distribution of natural gas.

9. Another subsidiary of Energy East, Energy East Enterprises, Inc. ("EE Enterprises"), owns gas interests in Vermont, New Hampshire and, through its interest in CMP Natural Gas, in Maine. EE Merger Corp., another wholly-owned subsidiary of Energy East, exists solely as a means to consummate the merger under Maine law. After it merges with and into CMP Group, EE Merger Corp. will cease to exist.

10. Energy East recently announced that it has entered into an agreement, subject to regulatory approval, to acquire Connecticut Energy Corporation, a public utility holding company that owns The Southern Connecticut Gas Company, a local gas distribution company serving approximately 160,000 customers in Connecticut. It is contemplated that Connecticut Energy will become a directly owned subsidiary of Energy East. On June 30, 1999, Energy East also announced a proposed merger with CTG Resources, Inc. of Connecticut, the parent company of Connecticut Natural Gas Corporation and The Energy Network, Inc. Connecticut Natural Gas sells and distributes natural gas to approximately 142,000 customers principally in greater Hartford and Greenwich, Connecticut, and The Energy Network provides energy-related products and services, including providing through a subsidiary steam and chilled water to buildings in Hartford. It is intended that CTG Resources will become a wholly owned subsidiary of Energy East. A proposed organizational chart showing the structure of Energy East assuming consummation of the merger is attached as Appendix 3.

                       DESCRIPTION OF THE MERGER AGREEMENT
                       -----------------------------------

11.     The  Merger  Agreement  addresses  the  following  matters: (3)
        a. Article I specifies the process by which an Energy East subsidiary (EE Merger Corp.) will merge with and into CMP Group.

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3.  Petitioners  offer  what  follows  as  a  guide  to  sections  of the Merger
Agreement. This description is not intended in any way to alter or interpret the Merger Agreement itself, which is attached as Appendix 1.

          In essence, promptly upon receipt of all regulatory approvals, CMP Group will become a 100 percent-owned subsidiary of Energy East. The Merger Agreement requires no other changes in the ownership or organization of the companies in the CMP Group system; except as discussed below with respect to New England Gas and CMP Natural Gas, CMP Group will continue to own CMP and its other subsidiaries as it does currently.

     b. Article II deals primarily with the consideration for the merger, which is $29.50 per share of CMP Group common stock (for a total of approximately $957 million), and the mechanics of exchanging CMP Group shares for that consideration. It also provides for the termination of outstanding stock options, with holders receiving consideration based on the difference between $29.50 and the options' exercise prices.

c. Article III specifies the time and place of closing, following receipt of regulatory approvals and satisfaction of other conditions enumerated in Article VII, discussed below.

d. Article IV contains representations and warranties made by CMP Group. These are essentially standard provisions in corporate mergers and, with respect to CMP Group and its direct and indirect majority-owned subsidiaries, address such issues as organization and qualification to do business; capitalization; authority to enter into the Merger Agreement; compliance with corporate governance documents, laws and material agreements; required approvals; accuracy of reports filed with the Securities and Exchange Commission ("SEC") and of financial statements; absence of extraordinary business events; litigation; tax matters; employment and benefits matters; environmental matters; PUHCA regulation; matters relating to the special meeting of shareholders for approval of the merger; the fairness opinion of CMP Group's financial advisors; and Year 2000 issues. The Article also incorporates separate schedules, in which CMP Group enumerates those matters of which it is aware that could constitute risks to its value, such as threatened litigation or possible environmental remediation obligations.

e. Article V specifies Energy East's representations and warranties. Because CMP Group shareholders are not receiving stock of Energy East as consideration, the need for representations and warranties relating to risks to Energy East's future operations is narrow, and matters addressed in this Article are principally focused on Energy East's likely ability to close the transaction.

f. Article VI addresses covenants of the parties concerning their conduct both in the period leading up to consummation of the merger and, to some extent, thereafter. The covenants are designed to:

- Ensure that CMP Group does not engage in conduct (e.g., incurring significant new indebtedness, making acquisitions or dispositions of assets) which could materially diminish its potential value

- Enable the CMP Group Board of Directors to balance its obligation to seek in good faith to consummate the merger with Energy East with its fiduciary duty to CMP Group shareholders to consider subsequent merger proposals which might be more favorable to them than the Energy East merger

- Encourage cooperation and diligence in meeting disclosure and regulatory requirements

- Ensure that CMP Group moves promptly in securing shareholder approval of the merger

- Ensure continued effectiveness of existing CMP Group collective bargaining agreements

- Recognize the right of employees of CMP Group and its subsidiaries to participate in Energy East benefit plans upon consummation of the merger, with full credit for length of their employment with CMP Group and its subsidiaries
- Provide for continued maintenance of CMP's corporate headquarters in Augusta, Maine, and the establishment of an Energy East corporate office in Portland, Maine

- Provide for the President and CEO of CMP Group and two other current CMP Group Board members to become members of the Energy East Board

- Acknowledge employment agreements between Energy East and three senior CMP Group executives and one senior CMP executive who will continue their employment in the capacities described in Article VI(3)

- Provide for the current CMP Board to continue in existence as an Advisory Board for CMP, and

- Ensure that Energy East continues CMP's commitment to charitable and community activities at least at current levels.

     g. Article VII specifies the conditions to the parties' obligations to consummate the merger. Conditions include receipt of CMP Group shareholder approval and regulatory approvals, and the absence of a court or regulatory order prohibiting the merger. Regulatory orders must not include any "terms or conditions which, in the aggregate, would have, or insofar as reasonably can be foreseen, could have" a material adverse effect. A material adverse effect is defined, in the case of CMP Group, to be "a material adverse effect on the business, properties, condition (financial or otherwise) or results of operations of the

-------------------------------
4. David T. Flanagan, Arthur W. Adelberg, F. Michael McClain of CMP Group and Sara J. Burns of CMP.

Company and its subsidiaries taken as a whole or on the consummation of [the] Agreement." (Merger Agreement, S 4.1.) The parties must also have honored their representations, warranties and covenants.

     h.          Article  VIII  addresses  termination,  amendment  and waivers.
Termination is permitted for material, uncured breaches of representations, warranties and covenants. Termination by CMP Group is also permitted if CMP Group, while honoring its obligations under the Merger Agreement (including the obligation not to solicit competing merger proposals), nonetheless receives a superior merger offer which Energy East declines to improve on. Article VIII also permits termination by either party if non-regulatory conditions of the Merger Agreement are not satisfied within 12 months, or if regulatory conditions are not satisfied within 18 months.

               Article VIII additionally provides for damages and other payments for various kinds of breaches and terminations. In general, for a non-willful breach (such as an unintentional inability to honor a warranty), the party in breach must pay the other party up to $10 million for its actual out-of-pocket expenses; if the breach is willful, the non-breaching party may also avail itself of other legal remedies. If the termination results from CMP Group having received a superior, competing merger offer, Energy East is entitled to a "break-up fee" of $33.5 million, which equates to 3.5% percent of the total consideration for the merger.

     i. Article IX, the final section, contains miscellaneous provisions addressing contract execution, forms of notice, and dispute resolution procedures.

                            REORGANIZATION CONDITIONS
                            -------------------------

12. By Order dated May 1, 1998, in Docket No. 97-930 (Central Maine Power Company, Application for Approvals of Reorganizations under Section 708), the Commission approved the formation of CMP Group as a holding company over CMP, subject to specified conditions to protect the interests of ratepayers. In addition, in its Order in Docket No. 98-077, also issued on May 1, 1998, the Commission approved the creation of entities within the holding company group to participate in the natural gas distribution business in Maine, subject to certain conditions.

13. Petitioners believe that it is appropriate to eliminate certain conditions established in Docket Nos. 97-930 and 98-077 in this proceeding, as follows:

     a.     Investment  Level  in  Non-Utility  Businesses.  The  limit  of $240
            ----------------------------------------------
million on investments by CMP Group in non-utility subsidiaries and other non-utility activities, other than subsidiaries created to participate in the natural gas distribution business, established in Docket No. 97-930, should be eliminated.

          In  its May 1, 1998 Order in Docket No. 97-930, the Commission stated:

               We find that a basic advantage of the holding company organizational structure is that non-utility activities can be more cleanly separated from utility activities. In particular, the capital structures of utility entities are separated from non-utility entities with the holding company form, which better 'insulates' ratepayers from the activities of the HoldCo's non-utility affiliates.
          Nevertheless, some limit on HoldCo's investment in non-utility activities may provide useful additional protection for utility ratepayers. As the testimony of Dr. Bower suggested, it is prudent to limit, at least to some degree, the extent to which HoldCo management will be distracted from its obligations to CMP by issues arising from its unregulated activities.

Docket  No.  97-930,  Order  at  4  (May  1,  1998).

          In the proposed merger, Energy East will become the parent holding company of CMP Group. The non-utility and utility businesses of Energy East, including the CMP Group system companies, will continue to be operated in separate entities, each with its own management and board of directors. The CMP management team will remain essentially intact after the merger is consummated. In addition, David Flanagan will serve as a board member and President of Energy East and Chairman of the Board and Chief Executive Officer of CMP Group. CMP's President, Sara J. Burns, will report directly to Mr. Flanagan. Further, two outside directors on CMP's existing Board of Directors will serve as directors of Energy East and, along with other existing CMP Board members, will also continue to serve as members of the advisory board of CMP. This continuity of management will promote an identity of interest that will continue to ensure the protection of ratepayer interests. Moreover, the merger of CMP Group and Energy East will permit CMP access to the management resources available from Energy East, a company with significant success in the delivery of electric and natural gas products and services.

          Energy East's significantly larger size as compared to CMP Group, both in terms of assets and revenues, does not warrant the imposition of an investment limit. In its Form 10-Q for the quarter ended March 31, 1999, filed with the SEC, Energy East reported total assets of $5.7 billion as compared to total assets of $2.2 billion reported by CMP Group for the first quarter of 1999, and total revenues of $654.4 million as compared to $276.6 million of total revenues reported by CMP Group for the same period. In its January 27, 1998 Order approving the holding company restructuring of NYSEG, the New York Public Service Commission did not impose any limitation on investment by Energy East in non-utility or utility businesses or other activities.

          Another  key  factor  also  ensures that ratepayers will be protected.
Energy East has noted that it shares with CMP Group a common vision for the future in that both companies have chosen to focus on their core competencies of distributing electricity and natural gas. Of the $654.4 million of total revenues reported by Energy East for the three months ended March 31, 1999, NYSEG's electric revenues contributed $415.3 million of that amount and gas revenues contributed an additional $135.4 million, for a total of $550.7 million, or 84 percent. For CMP Group, CMP contributed $270.6 million of the $276.6 million of revenues reported for that quarter, or over 97 percent of revenues for the period. The significance of these utility businesses for Energy East and CMP Group is obvious from this financial information. As CMP stated in its Petition filed with the Commission on December 8, 1997 in Docket No. 97-930:

               Following the reorganization, the Company's core utility business will continue to be the principal business focus of the combined enterprise and of efforts to operate a financially sound and growing business whose objective will be to provide service effectively and efficiently. Maintenance and improvement in the quality of the Company's service will continue to be top priorities. From a business standpoint, the focus must remain on CMP's business reputation as a predominant component of the entire corporate group. In addition, the overwhelming portion of invested capital will continue to be invested in assets in CMP's service area dedicated to providing service to its Maine customers. The Company will not compromise its ability to perform its public service obligation or its relationship with regulators or risk invested capital by retaining insufficient talent or resources to manage those assets effectively and efficiently.

Docket No. 97-930, Petition at 4 (Dec. 8, 1997). Both CMP Group and Energy East reaffirmed their commitment to their core businesses in announcing the proposed merger.

          In addition, both CMP Group and Energy East have a proven track record in serving their customers and have pledged continued superior service to all utility customers.

          Finally, the Commission should remove the investment limitation because, if CMP Group is limited in terms of what it can invest in subsidiaries, it will compromise Energy East's ability to invest in Maine generally since this can best be accomplished through CMP Group.

     b.     Investment  Level  in and Reorganization of CMP Natural Gas.  In its
            -----------------------------------------------------------
Order in Docket No. 98-077, in which the Commission approved the creation of entities to participate in the natural gas distribution business in Maine, the Commission addressed the level of investment in CMP Natural Gas, a Maine public utility. In that proceeding, the Commission adopted CMP's proposed initial investment of $10 million in the natural gas distribution business but directed CMP to seek approval for any additional investment. The major provision of the Joint Agreement that we must consider provide[s] that the initial capital contribution of each member will be $10 million. CMP requests that the Commission authorize its GasCo subsidiary to invest $10 million in the limited liability company. No party disputes this $10 million investment.(5) We find that the investment of $10 million by HoldCo in GasCo is reasonable.

Docket No. 98-077, Order at 8 (May 1, 1998). Petitioners believe that any investment limit should be eliminated in this proceeding.

          CMP Natural Gas is a Maine limited liability company in which New England Gas and EE Enterprises hold membership interests under a joint venture agreement approved by the Commission in Docket No. 98-077. As a result of the merger, Energy East will hold all interests in CMP Natural Gas. For this reason, Energy East and CMP Group have agreed, subject to Commission and any other necessary regulatory approvals, to dissolve New England Gas (whose only asset is its membership interest in CMP Natural Gas), terminate the joint venture agreement, terminate the limited liability company form of organization for CMP Natural Gas, and simultaneously re-establish CMP Natural Gas as a wholly-owned corporate public utility subsidiary of EE Enterprises. Approval is sought in this proceeding under 35-A M.R.S.A. S 708 for this reorganization of CMP Natural Gas. Approval is also sought in this proceeding for the assignment to the reorganized CMP
Natural Gas of services agreements between CMP Natural Gas and various affiliated entities that may be approved by the Commission in Docket No. 99-397.

-------------------------------
5.  In  its  Order  in  Docket  No.  98-077,  the  Commission stated as follows:

     The major provision of the Joint Agreement that we must consider provide[s] that the initial capital contribution of each member will be $10 million. CMP requests that the Commission authorize its GasCo subsidiary to invest $10 million in the limited liability company. No party disputes this $10 million investment. We find that the investment of $10 million by HoldCo in GasCo is reasonable.

Docket  No.  98-077,  Order  at  8  (May  1,  1998).

          As an EE Enterprises subsidiary, CMP Natural Gas will retain its name (without the "L.L.C." reference) and will continue pursuing the development of a natural gas distribution business in the Maine cities and towns in which it was authorized to do business in the Commission's August 17, 1998 Order in Docket No. 96-786. As the testimony showed in that Docket, the planned construction of the natural gas distribution system by CMP Natural Gas is expected to cost approximately $100-135 million over the anticipated six-year build-out of the system, with a planned financing of project costs through equal amounts of debt and equity. To provide sufficient funds for this project, which is part of Energy East's and CMP Group's focus on energy delivery businesses, and for the additional reasons relating to investment level by CMP Group discussed above, Petitioners believe that the Commission should remove the $10 million investment limitation and permit equity investment in CMP Natural Gas to be made by Energy East and/or EE Enterprises as business needs dictate, consistent with sound investment policy.

     c.     CMP  Natural Gas Name.  CMP Natural Gas is required to pay royalties
            ---------------------
for use of the CMP name under the terms of a Stipulation approved by the Commission in Docket No. 98-077 on June 10, 1998. The royalty payment is based on the presumption set forth in the Commission's Chapter 820 Rules that the value of the use of a utility's goodwill, including its name, is the lesser of one percent of the total capitalization of CMP Natural Gas or two percent of its gross revenues. Legislation signed into law on May 12, 1999, which will become effective on September 18, 1999, eliminates this presumption for use of goodwill by regulated affiliates of CMP, such as CMP Natural Gas. Petitioners believe that the terms of the existing Stipulation should be set aside and CMP Natural Gas should no longer be required to make royalty payments in light of the amended law and the more remote connection to CMP under the proposed new structure.

     d.     Issuance of Debt.  In its Order in Docket No. 97-930, the Commission
            ----------------
accepted a condition that CMP Group be permitted to issue debt, whether long-term or short-term debt, in an amount up to 50 percent of total capitalization. This limitation should be eliminated in this proceeding. At the time the merger becomes effective, the capitalization of CMP Group will change substantially. Currently, CMP Group's capitalization consists of 32,442,552 shares of common stock, $5.00 par value, for a total equity capitalization of $162,212,760. The Merger Agreement provides that shares of common stock of CMP Group after the merger will have a par value of $.01 per share. Although the number of issued and outstanding shares of CMP Group common stock after the merger is as yet undetermined, since CMP Group will be wholly owned by Energy East, and its common stock will not share voting power with any other class of stock, there will be no need to have a large number of issued and outstanding shares of CMP Group common stock. For this reason, the limitation on debt issuances established in Docket No. 97-930 will no longer be appropriate when the merger becomes effective and, therefore, should be eliminated.

          Certain other conditions on CMP's holding company restructuring in the Commission's Order in Docket No. 97-930 will continue to provide protection for ratepayers. These conditions state:

               h.     Utilities  Securities  Issuance.  Securities issued by the
                      -------------------------------
                      Company i.e., CMP will be done independently of HoldCo. The proceeds of any securities issued by the Company will be used exclusively by the Company for its business.

                                   *     *     *

               r.     Financial  Integrity  of  T&D Co.  To protect and maintain
                      ---------------------------------
                      the  financial  integrity  of  the  regulated T&D Company:

                                   *    *     *

                      (ii) the debt of the Company will be raised by CMP and will not be derived from HoldCo.

                      (iii) The T&D Co. will not make loans to HoldCo or any of the unregulated subsidiaries and affiliates; guarantee the obligations of either the HoldCo or any or sic the
                                                                         ---
                      unregulated subsidiaries and affiliates; or pledge its assets as security for the indebtedness of HoldCo or any subsidiary or affiliate.

Docket No. 97-930, Order at 13, 15 (May 1, 1998). Considering these ratepayer protections, Energy East's financial strength, and the express intention of CMP Group and Energy East to focus on energy delivery businesses, no limitation on debt issuances should be imposed in this proceeding. Rather, the issuance of debt by the holding companies should be guided by the sound financial policy of the companies.

     e.     SEC  Filings.     The  Order in Docket No. 97-930 requires CMP Group
            ------------
to provide copies of periodic reports filed with the SEC to the Commission. As previously noted, at the time of the effective date of the merger, all of the issued and outstanding common stock of CMP Group will be held by Energy East, and the common stock of CMP Group that is currently registered with the SEC and listed on the New York Stock Exchange will be deregistered and delisted, respectively. At that time, CMP Group will no longer file reports with the SEC. As a publicly held company, Energy East will continue to file SEC reports, which will be publicly available. In addition, for as long as the 6% Preferred Stock of CMP remains registered with the SEC, CMP will also continue to file periodic reports with the SEC, which will also be publicly available.

14. In the event the SEC, whose approval of the merger is also necessary, does not permit Energy East to maintain CMP Group as an intermediate holding company under provisions of PUHCA, Energy East would hold CMP and other CMP Group subsidiaries directly. This Petition also includes a request for approval of this potential organizational structure under Section 708 of Title 35-A M.R.S.A. This structure would not result in any changes to the management and Advisory Board of CMP previously described. Because Energy East is committed to the core electricity and gas delivery businesses and to excellent customer service, there would be no detriment to CMP ratepayers if this structure became necessary as a result of SEC action.

15. In assessing business needs and appropriate means to pursue business interests at some time after the merger is consummated, Energy East and CMP Group may determine that a merger, consolidation, spin-off or other form of reorganization of one or more existing non-utility subsidiaries or other non-utility affiliates is appropriate. Likewise, to respond effectively to business opportunities that may present themselves and to enhance the ability to develop, market and furnish services, a non-utility subsidiary or other non-utility affiliate of Energy East and CMP Group may explore opportunities for appropriate affiliations with one or more firms providing similar or complementary services in the targeted markets. While such affiliations may be in the nature of contracts or subcontracts, the non-utility subsidiary or affiliate should have the option of entering into one or more joint ventures, general partnerships, limited partnerships, membership interests in limited liability companies, or other affiliations (including without limitation stock ownership in corporations) with one or more such entities. For these reasons, this Petition also encompasses a request under Section 708 for approval of one or more such forms of reorganization through one or more means.

                              REGULATORY APPROVALS
                              --------------------

16. In addition to the approval sought in this Petition, the merger is subject to the following regulatory approvals:

     a.     Securities and Exchange Commission ("SEC").  The merger requires the
            ------------------------------------------
approval of the SEC under Section 9(a)(2) of PUHCA. That Section prohibits the acquisition of five percent or more of the securities of a public utility by any person or entity that already owns at least five percent of the securities of another public utility and also prohibits the acquisition of five percent or more of two public utilities unless the SEC has approved the acquisition. Because Energy East already has at least one public utility subsidiary, SEC approval of its acquisition of CMP and its public utility affiliates (through the acquisition of CMP Group) is required. Energy East acknowledges in the Merger Agreement that it will be required to change its status under PUHCA from that of an "exempt holding company" to a "registered holding company." This will subject Energy East to PUHCA restrictions on its capital structure, affiliate transactions, and business activities. In addition, in seeking approval under PUHCA Section 9(a)(2), Energy East will be required to meet the requirements of Sections 10 and 11 of PUHCA relating to integration of operations under a holding company and corporate simplification. Uncertainty as to the SEC's timetable for acting is a major reason for the provision in Section 8.1(b) of the Merger Agreement allowing up to 18 months for regulatory approvals.

     b.     Federal  Energy  Regulatory  Commission  ("FERC").  The  merger must
            -------------------------------------------------
be approved under Section 203 of the Federal Power Act. Section 203 requires approval of the FERC for the disposition or merger of jurisdictional facilities, which include facilities used in interstate commerce, such as CMP's transmission facilities.

     c.     Nuclear  Regulatory  Commission ("NRC").  Under  Section  184 of the
            ---------------------------------------
Atomic Energy Act and 10 C.F.R. S 50.80, the NRC must consent to transfers of control of nuclear assets.

     d.     Federal  Trade  Commission  ("FTC").  Under  the  Hart-Scott-Rodino
            -----------------------------------
Act, 15 U.S.C. S 18a, the FTC must approve all mergers above certain size thresholds (e.g., acquisitions of assets exceeding $10,000,000 by an entity having assets exceeding $100,000,000), which are easily met in this case.

     e.     Department  of  Justice-Antitrust Division ("DOJ").  The same filing
            ---------------------------------------------------
that is made with the FTC must also be made with the DOJ's Antitrust Division, which reviews the filing to determine whether there are any anti-competitive effects of the merger.

     f.     Connecticut  Department  of  Public  Utility  Control.  Connecticut
            -----------------------------------------------------
requires approval of the merger because under Connecticut law, CMP is a "public service company" as a result of its 2.5 percent Millstone Unit No. 3 ownership interest.

     g.     Federal  Communications Commission ("FCC"). FCC approval is required
            ------------------------------------------
due  to  CMP's  ownership  of  microwave  facilities.

                              SHAREHOLDER APPROVAL
                              --------------------

17. The merger is subject to approval by CMP Group shareholders, but not by Energy East shareholders. CMP Group must first obtain SEC clearance for issuance of a proxy statement. Based on the time needed to prepare the proxy materials, the SEC's customary review process, and notice requirements for the special meeting of shareholders, CMP Group expects to put the matter before its shareholders for a vote in September or October, 1999.

                                 LEGAL STANDARD
                                 --------------

18. The Commission's standard for approval under both Sections 707 and 708 is similar: the transaction or reorganization at issue must not be adverse to the public interest. See 35-A M.R.S.A. 707 (3) (approval requires finding that transaction "not adverse to public interest") and S 708 (2)(A) & (2)(A)(9) (noting that any necessary conditions must ensure, among other things, that "neither ratepayers nor investors are adversely affected").

19. The Commission's primary focus here is on Section 708, which requires determination that the merger is "consistent with the interests of the utility's ratepayers and investors." 35-A M.R.S.A. S 708(2). The Commission has consistently applied this standard by balancing the total benefits that will be achieved by the merger against the potential detriments or risks. See, e.g., Public Utilities Comm'n, Investigation of Maine Public Service Co., Docket No. 85-92, Decision at 3 (May 15, 1986) (noting "detriments advanced by merger opponents either are not cause for concern or are outweighed by the benefits"), rev'd on other grounds sub nom. Maine Pub. Serv. Co. v. Public Utilities Comm'n, 524 A.2d 1222 (Me. 1987); Greenville Water Co., Millinocket Water Co. & Skowhegan Water Co., Application for Authorization to Sell Utility Property, Docket No. 92-250, Order Approving Stipulation at 2-3 (Dec. 15, 1992) (noting net benefits to customers of merger); New England Tel. & Tel. Co. and NYNEX Corp., Proposed Joint Petition for Reorganization Intended to Effect the Merger with Bell Atlantic Corporation, Docket No. 96-388, Order (Part II) at 10 (Feb. 6, 1997) ("NYNEX Part II Order") ("the merger should be approved if the total benefits flowing from the merger are equal to or greater than the detriment or risk caused for both ratepayers and shareholders"). This is a "no net harm" test - that is, the merger should be approved if, on balance, ratepayers and shareholders will not be harmed. NYNEX Part II Order at 11 ("we must determine whether these benefits at least equal the detriments of the merger, i.e., that ratepayers and shareholders will not be harmed").

a.          Shareholders.  The  Commission  can  satisfy  itself  that  investor
            ------------
interests are being addressed simply by following the outcome of the shareholder vote. Cf. Northern Utilities, Inc., Order Approving Request for Approval of Reorganization - Merger with NIPSCO Stipulation and Merger Industries, Docket No. 98-216 at 1 (June 12, 1998) (noting approval by a majority of common shareholders). In addition, because CMP shareholders are not receiving Energy East stock in exchange for their shares, but are receiving cash, there is no risk associated with ownership in another entity. (Merger Agreement, Article II.)

b.          Ratepayers.  The  Commission's  focus  with  regard  to customers is
            ----------
whether the rates and services they will receive will be adversely affected by the merger. See NYNEX Part II Order at 10. In the largest merger proceeding before the Commission to date - the NYNEX/Bell Atlantic merger case - the Commission applied these principles to find that, despite upfront merger costs that would likely exceed merger savings for the first several years and despite allegations concerning the anticompetitive effects of the merger, telephone ratepayers would nonetheless likely receive benefits because: (1) the new corporate structure would position NYNEX to respond to competition with rate reductions; (2) the Commission would be able to examine actual cost savings at the five-year review of NYNEX's alternative rate plan; and (3) the Commission could then impute any savings that did not materialize into rates, due to its reliance on such claimed savings to approve the merger. NYNEX Part II Order at
13. Hence, the Commission approved the merger because the likely benefits from the new corporate structure outweighed the speculative detriments of unrealized savings or anticompetitive effects, and because the Commission would be presented with future opportunities to address the flow-through of any cost impacts to ratepayers.

20. Like Section 708, the Commission's primary consideration under Section 707 is that ratepayers are not harmed by a utility's transactions with affiliates. Indeed, one of the considerations guiding the Commission's approval under Section 708 is the ability of the Commission to review affiliated transactions arising from a reorganization. 35-A M.R.S.A. S 708 (2)(A)(2). In the context of a merger approval, the Commission will focus on the protection of utility ratepayers from potential subsidization of or risks associated with a utility's involvement with a new entity. Cf. Robert D. Cochrane et. al. v. Bangor Hydro Electric, Request for Commission Investigation Into Bangor Hydro-Electric Company's Practice of Installing or Monitoring Security Alarm Systems, Order at 4, Docket No. 96-053 (Jan. 28, 1997) ("primary focus of

[Section 707] investigation [is] on establishing the proper procedure to ensure that utility ratepayers are insulated from any financial risks"). The Commission has indicated that the "most effective way" to reach the goal of protecting ratepayers under Section 707 is to require utilities to conduct activities with the affiliated interest as a separate subsidiary. Id. Here, as described in Paragraph 10 of this Petition, the Commission has already approved the corporate structure of CMP Group in Docket No. 97-930. Section 707's goal of separateness is thus achieved by the very terms of the merger, and the Commission retains the ability to assure that costs associated with the transaction are properly allocated.

                          REASONS TO GRANT THE PETITION
                          -----------------------------

21. The proposed merger should be approved under Sections 707 and 708 because the interests of ratepayers and investors will not be adversely affected. To the contrary, the merger ensures the continuation of safe and reliable service by a larger organization well established in the energy business. Furthermore, Energy East's experience with open access and competitive markets will facilitate the implementation of retail access and the expansion of natural gas in the State and will encourage economic development.

22. As in the NYNEX case, the Commission will have a future opportunity to explore rate issues arising from the merger in any post-ARP rate proceeding, and thus need not perform that inquiry as part of this proceeding. CMP has committed to a 10% rate reduction for customers as of March 1, 2000, and that commitment remains unchanged by the merger.

23. Other terms of the merger that help ensure continuity of quality management and customer service include: (1) the planned retention of the existing CMP Group holding company entity, with David Flanagan remaining CEO and Arthur Adelberg serving on its Board; (2) retention of the current CMP Board of Directors as an Advisory Board to CMP; (3) inclusion of David Flanagan and two other current CMP Group directors as members of the Energy East Board; (4) the appointment of David Flanagan as President and Arthur Adelberg as Senior Vice President and Chief Financial Officer of Energy East, with both individuals remaining based in Maine; (5) the retention of Sara Burns as President of CMP, reporting to David Flanagan; (6) the retention of CMP's headquarters in Augusta, Maine; (7) Energy East's commitment to preserve CMP's charitable and community involvement at least at current levels; (8) similarity of Energy East and CMP Group strategic directions and policies, particularly the focus on core energy delivery businesses, and customer service, generation divestiture and retail access matters and (9) the compatibility of Energy East and CMP Group management, demonstrated through CMP Group's association with Energy East as a co-venturer in CMP Natural Gas. Energy East's commitment to Maine is also reflected in its track record of investing (with CMP Group) in development of local gas distribution in Maine and its decision to open a corporate office in Portland upon consummation of the merger.

                                RELIEF REQUESTED
                                ----------------

          WHEREFORE, for the above-stated reasons, Petitioners respectfully request that the Commission:

     (1) Expedite consideration of the Petition to assure receipt of regulatory approval on or before December 31, 1999;

     (2) Approve the proposed reorganizations under 35-A M.R.S.A. SS 707 and 708, and such other provisions in Title 35-A that might be applicable, consistent with the public interest;

     (3) As part of its approval, remove certain conditions established in Docket Nos. 97-930 and 98-077, including royalty payments and restrictions on investment and debt issuances as more particularly described in this Petition; and

     (4)     Grant  such  other  relief  as  it  deems  appropriate.


________________________                    ________________________
Raymond  W.  Hepper                            John  W.  Gulliver
Anne  M.  Pare                                 Kevin  F.  Gordon
                                               Deborah  L.  Shaw

Attorneys  for                                 Attorneys  for
CMP  Group,  Inc.  and                         Pierce  Atwood
Central  Maine  Power  Company                 One  Monument  Square
83  Edison  Drive                              Portland,  Maine  04101
Augusta,  Maine  04336                         (207)  791-1100
(207)  623-3521